Exhibit 99.2

Pharma Two B Announces Plans to Go Public via Merger with Hepion Pharmaceuticals, Inc. and Concurrent $11.5 Million Private Placement

●	Pharma Two B Ltd. (“Pharma Two B”) has entered into a merger agreement with Hepion Pharmaceuticals, Inc. (“Hepion”) (Nasdaq: HEPA)
●	Immediately upon completion of the merger, current Pharma Two B equity-holders will own approximately 85% of the combined company and current Hepion equity-holders will own approximately 15% of the combined company, in each case on a pro forma basis, subject to certain adjustments set forth in the merger agreement and prior to closing of the concurrent private financing
●	Immediately upon closing of the $11.5 million concurrent private financing, current Pharma Two B equity-holders will own approximately 44.5% of the combined company, current Hepion equity-holders will own approximately 7.8% of the combined company, and investors in the concurrent private financing will own approximately 47.7% of the combined company, in each case on a pro forma basis, subject to certain adjustments set forth in the merger agreement
●	NDA submission for P2B001, in development as a treatment for Parkinson’s disease, planned for first half of 2026
●	Hepion has entered into a purchase agreement with institutional investors for the sale of a $2.9 million Senior Unsecured Note ($600.0 Thousand of which was advanced to Pharma Two B)

KIRYAT ONO, ISRAEL and EDISON, N.J., July 22, 2024 (GLOBE NEWSWIRE) — Hepion Pharmaceuticals, Inc. (Nasdaq: HEPA), a clinical stage biopharmaceutical company that has been developing a treatment for non-alcoholic steatohepatitis (“NASH”), hepatocellular carcinoma (“HCC”), and other chronic liver diseases, today announced it has entered into a definitive merger agreement (the “Merger Agreement”) with Pharma Two B Ltd., a late-clinical stage private Israeli company that is developing P2B001, an innovative combination product candidate in development for the treatment of Parkinson’s Disease (“PD”). Under the Merger Agreement, Hepion will merge into and become an indirectly wholly-owned subsidiary of Pharma Two B (the “Merger”). The combined company will continue to operate under the “Pharma Two B” name and Pharma Two B has agreed to file a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the ordinary shares proposed to be issued (or reserved for issuance) to Hepion’s equity-holders in the acquisition, and will also apply to list its ordinary shares on Nasdaq under the ticker symbol “PHTB”.

“P2B001 offers a novel, easy-to-use therapeutic approach, that is designed to address the unmet need for an effective, safe, once-daily, no titration required treatment with a lower incidence of excessive daytime sleepiness—a common side effect of currently available dopamine agonist treatments in Parkinson’s disease patients” said Dan Teleman, Chief Executive Officer of Pharma Two B. “As we advance P2B001’s development following the successful completion of our Phase 3 clinical trial, we believe it is the right time to enter the public equity markets. Our company is in a stage that we believe meets the public market and investors’ expectations. We are excited about Pharma Two B’s next growth phase, moving P2B001 towards an NDA submission targeted for the first half of 2026 and making this potential treatment available to patients,” he continued.

“Consistent with our December 7, 2023 announcement, the Hepion Board of Directors conducted a review of multiple strategic alternatives to identify paths to provide value to our stockholders. We believe the transaction we are announcing today with Pharma Two B Ltd. presents an excellent opportunity for our shareholders to become a part of a company poised to file an NDA in a therapeutic area with a major unmet medical need,” said John Brancaccio, Executive Chairman.

Hepion has also announced a private placement of $2.9 million non-convertible senior notes to qualified institutional investors. The notes are unsecured, interest-free, and were issued with an aggregate $400.0 thousand original issue discount, and mature at the earlier of: (i) December 31, 2024; (ii) the closing of Merger; or (iii) the termination of Merger pursuant to terms of Merger Agreement. Hepion also loaned $600.0 thousand of the proceeds to Pharma Two B through a non-convertible unsecured note that bears nominal interest and matures on the same terms as the $2.9 million notes, but which will be forgiven and cancelled upon consummation of the Merger. In connection with the purchase of the notes, the investors received 1,159,245 shares of Hepion common stock, or approximately 19.99% of Hepion’s outstanding common stock immediately prior to the issuance.

In support of the Merger, Pharma Two B has entered into a securities purchase agreement for an $11.5 million private placement of ordinary shares (or pre-funded warrants in lieu thereof) and accompanying Series A warrants and Series B warrants with a syndicate of new and existing institutional life science investors. The private placement is expected to close immediately after the closing of the Merger. The Series A warrants will have a 5-year term, and an exercise price of $6.00 per ordinary share. The Series B warrants will have a 2.5-year term, and an exercise price of $6.00 per ordinary share. The warrants will have customary anti-dilution adjustments as well as anti-dilution price protection and share adjustment features, subject to a floor price of 20% of the initial exercise price per share, as well as a cash true up feature, in each case subject to certain limitations. Pharma Two B has agreed to register for resale the shares (including shares underlying the warrants) to be issued in the concurrent private financing.

The securities offered and sold in the private placements by each of Hepion and Pharma Two B will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

Merger Overview

Under the terms of the Merger Agreement, the Merger is valued at an estimated pro-forma implied equity value of approximately $58.5 million. At close, Pharma Two B expects up to $11.5 million of gross cash proceeds, and intends to use net proceeds to fund continuing growth and expansion of its lead product candidate P2B001 and repay up to $2.9 million of Hepion’s senior unsecured notes to the extent outstanding at closing of the Merger.

Following the Merger, the combined company will continue to be led by Pharma Two B’s management, a highly experienced team in PD, supported by top-tier scientific and clinical key opinion leaders and backed by a dedicated group of investors.

Additional information about the Merger and the private placements will be provided in a Current Report on Form 8-K that will be filed by Hepion with the SEC and will be available at www.sec.gov. The Merger is expected to close in the fourth quarter of 2024 and is subject to approval by Hepion’s stockholders, regulatory approval, and other customary closing conditions.

Advisors

A.G.P./Alliance Global Partners is serving as financial advisor to Hepion and Sheppard, Mullin, Richter & Hampton LLP is acting as U.S. legal advisor to Hepion and Lipa Meir & Co.is acting as Israeli legal advisor to Hepion. Sullivan & Worcester LLP is serving as legal advisor to A.G.P.

Laidlaw & Company (UK) Ltd. is acting as financial advisor to Pharma Two B. and Meitar Law Offices and Goodwin Procter LLP are acting as legal advisors to Pharma Two B.

About Pharma Two B

Pharma Two B is a private, late-stage pharmaceutical company. Pharma Two B’s mission is to improve patients’ quality of life by developing innovative, value-added combination drugs for neurological disorders, with a clear unmet need, that are based on previously approved oral drugs and that may offer meaningful clinical benefits, as well as improved safety and enhanced convenience. Pharma Two B’s lead product is P2B001. For more information, please visit: www.pharma2b.com.

About P2B001

P2B001 is an investigational, novel, fixed-dose, extended-release combination of pramipexole and rasagiline (0.6 mg/0.75 mg), both at low doses that are not commercially available. Marketed pramipexole and rasagiline are currently indicated for the treatment of PD (as monotherapy and adjunct therapy for early and more advanced patients). P2B001 is being developed for potential use as a first-line therapy for people with PD. Extended release rasagiline is a new and proprietary formulation of rasagiline developed by Pharma Two B.

In a Phase 3 clinical trial, P2B001 demonstrated that it provides benefits comparable with commercially used doses of marketed pramipexole-ER (PramiER) while minimizing associated daytime sleep-related and dopaminergic side effects associated.

Pharma Two B owns worldwide-granted patents for both pharmaceutical composition and method of treatment with P2B001.

About Hepion Pharmaceuticals

Hepion’s primary asset, Rencofilstat, is a potent inhibitor of cyclophilins, which are involved in many disease processes. Rencofilstat has been shown to reduce liver fibrosis and hepatocellular carcinoma tumor burden in experimental disease models. In November 2021, the U.S. Food and Drug Administration (“FDA”) granted Fast Track designation for rencofilstat for the treatment of NASH. That was followed in June 2022 by the FDA’s granting of Orphan Drug designation to rencofilstat for the treatment of HCC.

In April 2024, Hepion announced that it was winding down its ASCEND-NASH clinical trial. This trial was designed as a Phase 2b, randomized, multi-center, double-blinded study with first patient screened in August 2022, to evaluate the safety and efficacy of Rencofilstat dosed for 12 months, with a target enrollment of 336 subjects. Enrollment was paused in April 2023, with 151 subjects randomized. To date, approximately 80 subjects have completed their Day 365 visits and are evaluable for both safety and efficacy. An additional 40 subjects will provide significant safety data for evaluation. These patients will be added to Hepion’s existing safety database. The data from this trial and all rights to Reconfilstat will belong to existing stockholders of Hepion and to the extent that cash resources are available, Hepion will continue efforts to provide any value derived to its stockholders.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements”. Forward-looking statements generally relate to future events or Hepion’s or Pharma Two B’s future financial or operating performance. For example, statements regarding Hepion and Pharma Two B’s expectations with respect to the Merger, including the timing of closing thereof and pro forma ownership of the combined company, the concurrent financing, the cash runway of the combined company; planned timing of New Drug Application (“NDA”) submission, P2B001 potential as a treatment for PD and label expansion, projected net revenues, and related matters, as well as all other statements other than statements of historical fact included in this press release, are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to Hepion or Pharma Two B, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, Hepion’s and Pharma Two B’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in Hepion’s filings with the SEC. Most of these factors are outside the control of Hepion and/or Pharma Two B and are difficult to predict. In addition to factors disclosed in Hepion’s filings with the SEC, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of the securities of Hepion; the inability to meet the closing conditions to the Merger, including the failure of Pharma Two B to meet Nasdaq initial listing standards in connection with the consummation of the Merger; costs related to the Merger and the failure to realize anticipated benefits of the Merger or to realize estimated pro forma results with respect thereto as well as other risks associated with biopharmaceutical companies generally, including the risks of filing an NDA, obtaining regulatory approval for any product candidates, commercialization of any approved product, including P2B001 for PD, as well as the total addressable market and potential for success of P2B001, the presentation of financial information in U.S. GAAP, completion of a PCAOB audit of U.S. GAAP financials, as well as other risks that will be set forth in more detail in the registration statement on Form F-4 (which will include a proxy statement/prospectus), when filed with the SEC. The forward-looking statements are based upon management’s beliefs and assumptions; and other risks and uncertainties to be identified on Form F-4 (when available) relating to the Merger, including those under “Risk Factors” therein, and in other filings with the SEC made by Hepion. Each of Hepion and Pharma Two B undertake no obligation to update these statements for revisions or changes after the date of press release, except as required by law.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the proposed Merger or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act, and the Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed Merger, Pharma Two B intends to file the Form F-4 with the SEC, which will include a preliminary prospectus with respect to its securities to be issued in connection with the Merger, and a preliminary proxy statement with respect to Hepion’s stockholder meeting at which Hepion’s stockholders will be asked to vote on the proposed Merger and related matters. Each of Hepion and Pharma Two B urge investors, stockholders, and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus, any amendments thereto, and any other documents filed with the SEC, before making any voting or investment decision because these documents will contain important information about the proposed Merger. After the Form F-4 has been filed and declared effective, Pharma Two B and Hepion will mail the definitive proxy statement/prospectus to stockholders of Hepion as of a record date to be established for voting on the Merger. Hepion’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Executive Chairman at info@hepionpharma.com.

Participants in the Solicitation

Pharma Two B and Hepion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Hepion’s stockholders in connection with the proposed Merger. Information about Hepion’s directors and executive officers and their ownership of Hepion’s securities is set forth in Hepion’s filings with the SEC. To the extent that holdings of Hepion’s securities have changed since the amounts printed in Hepion’s Annual Report on Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Merger will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Contact Information

Hepion Pharmaceuticals

732-902-4000

info@hepionpharma.com

Pharma Two B Ltd.

Dan Teleman, CEO

Email: dan@pharma2b.com

www.pharma2b.com

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